[Valor Letterhead]
May 2, 2006
Michele Anderson
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Valor Communications Group, Inc. Amendment No. 1 to Form S-4 Filed April 12, 2006 File No. 333-132073
Dear Ms. Anderson:
     We are in receipt of your letter dated April 24, 2006 wherein you make comments to Amendment No. 1 to the Form S-4 filed by Valor Communications Group, Inc. (“Valor”) on April 12, 2006 relating to the spin-off by Alltel Corporation (“Alltel”) of its wireline telecommunications business and subsequent merger of such business with Valor. For your convenience, we have restated each comment in its entirety with the response of Valor and Alltel, as applicable, following immediately thereafter. Please be advised that contemporaneously with the transmission of this letter Valor has filed Amendment No. 2 to the Form S-4, and Alltel Holding Corp. has filed its Registration Statement on Form S-1, that effect the amendments described in our response below.
Sincerely,
William M. Ojile, Jr.

General
1.	We note your response to our prior first comment. As we indicated in our April 13, 2006 telephone call with counsel, we do not concur with the assertion that Alltel’s spin-off transaction is not a purchase and sale transaction under Securities Act Section 2(a)(3). In particular, we note that it appears that Alltel stockholders may be giving up value for the spun-off shares as a result of the various debt offerings taking place prior to the spin-off. As the transaction may lack a pro rata nature and Alltel stockholders may be giving up value for the spun-off shares, we believe that Spinco should filing a Securities Act registration statement on Form S-1 for the planned distribution of shares.

Response: Although we respectfully disagree with the Staff’s comment, in order to expedite the review process, Alltel Holding Corp. (“Spinco”) has filed a Registration Statement on Form S-1 to register the shares to be distributed to a third-party exchange agent to be held for the benefit of Alltel Corporation’s stockholders in the spin-off transaction. Please note, however, that pursuant to our counsel’s telephone conversation on April 20, 2006 Spinco has not submitted a registration fee in connection with the filing of the Form S-1.
Registration Statement Fee Table
2.	We note your response to our prior comment three and your revision to the table stating that you are registering the number of Valor shares outstanding as of April 1, 2006 “plus 307,997 shares of common stock that remain available for issuance under Valor’s 2005 Long-Term Incentive Plan (which represents all the shares that may be issued under any Valor equity incentive plan).” Please indicate whether Valor may issue shares of common stock outside of “any Valor equity incentive plan,” which shares would be considered in your calculation of the number of shares to be issued in the merger, up to the amount of Valor’s current authorized but unissued common stock. We may have further comment based upon your response.

We also remind you that you may not register additional shares of common stock on a post-effective amendment to this Form S-4 to reflect an “increase [in the] number of shares offered.” See Rule 413.

Response: Valor duly notes the Staff’s comment and respectfully submits that although the issuance of shares of common stock by Valor outside of any equity incentive plan up to the amount of Valor’s current authorized but unissued common stock would in fact be considered in the calculation of the number of shares to be issued in the merger, Valor has no plans to issue any shares of common stock and no agreement plan, or other arrangement exists that would obligate Valor to issue any shares. In addition, Valor would like to direct the Staff’s attention to Section 8.19(b) of the merger agreement between Valor and Alltel, which prohibits Valor from issuing shares of common stock without Alltel’s consent (other than pursuant to Valor’s existing equity plans). Valor does not foresee any circumstance in which it would seek Alltel’s consent to issue any shares. Furthermore, Valor duly notes the Staff’s comment that additional shares to be issued in the merger can not be registered on a post-effective amendment to the Registration Statement.
Cover Page
3.	We note your response to our prior comment six. While we understand that you have disclosed the value to be received by Alltel shareholders in the aggregate, it remains unclear to us how the current disclosure permits stockholders to reasonably assess the transactions and how you will be disseminating to stockholders a prospectus that meets the requirements of Section 10. Are you able to provide at least a reasonable range or an approximation of what Alltel shareholders will receive on a per share basis? Please advise or revise accordingly.

Response: Please note that Valor previously disclosed in the prospectus the number of shares of Valor common stock Alltel stockholders will receive on a per share basis and, per the Staff’s request, has revised the second paragraph of both the Valor and Alltel cover page and certain other portions of the prospectus to reflect the dollar value of what Alltel stockholders will receive on a per share basis based on the stock price of Valor common stock (which value will be updated to reflect a recent stock price prior to mailing).
Questions and Answers, page vi
4.	We note your response to our prior comment ten. Please tell us in your response letter what the high and low trading prices of the bonds were for Alltel’s last four fiscal quarters.

Response: Per the Staff’s request, the high and low trading prices of the Valor bonds during Alltel’s last four fiscal quarters (as well as the first quarter of 2005) were as set forth below. Please note that the trading price of the bonds increased substantially following the announcement of the transaction in December 2005 and have remained at these higher levels since that time.

Fiscal quarter:*	High	Low
March 31, 2006:	105.75	102.44
December 31, 2005	105.75	96.26
September 30, 2005	98.75	96.25
June 30, 2005	100.0	92.75
March 31, 2005	104.5	99.50

*	The bonds were issued on February 9, 2005, and therefore the information for the quarter ended March 31, 2005 is for the period February 9, 2005 through the end of the quarter. Information for the period of September 15, 2005 through March 31, 2006 was compiled from data reported on the NASD “TRACE” system. For periods prior to

September 15, 2005, the bonds did not trade publicly and the information presented was compiled by Banc of America Securities LLC (one of the underwriters of the 144A bond offering in February 2005) based on trading prices in the private institutional market.
Summary, page 1
5.	Either here or in another appropriate location in the proxy/prospectus, provide a timetable listing the entire order of material events related to the transactions.

Response: Per the Staff’s request, Valor has revised the prospectus by including a new section on page 3 and page 33.
Opinion of Financial Advisors, page 4
6.	We note your response to our prior comment 13. It appears that the extent to which the advisors, upon whom the Alltel and Valor boards relied in reaching the boards’ decisions, may benefit as a result of the merger is significant information concerning the transaction that we continue to believe stockholders should know upfront. Please state the amount of the fees Wachovia Securities and Bear Stearns will receive. Disclose the portion of the fee payable to Wachovia Securities that is contingent upon completion of the merger. Also mention the fact that Alltel has paid Wachovia Securities more fees for investment banking and other financial advisory services over the past two years as compared to Valor.

Response: Per the Staff’s request, Valor has revised the “Opinion of Financial Advisors” beginning on page 5 accordingly.
Risk Factors, page 21
7.	We note your revisions in response to our prior comment 16. Revise to convey in the following risk factor captions the discrete material risk to your operations, business, financial condition, share price, and so on, as applicable:
•	“The integration of Spinco and Valor following the merger may present significant challenges” on page 22;

•	“Following completion of the merger, Windstream could be harmed by rapid changes in technology” on page 26; and

•	“Windstream will be subject to government regulation of the telecommunications industry” on page 27.
     Response: Per the Staff’s request, Valor has amended the prospectus by revising each of the risk factor captions highlighted above.

Following...the merger, Windstream will face intense competition...page 25
8.	We note your revisions in response to our prior comment 19. As the risk factor discusses multiple competition risks, such as risks due to:
•	the number of different kinds of competition to your business,

•	increasing wireless competition, including Alltel’s prospective competition, and

•	increasing competition from the cable operators,
then include separate risk factors to discuss particular material risks. In your revision, expand your discussion of how the risk particularly affects you. As only one example, regarding the increasing competition from cable operators, discuss whether they are regulated in the same manner that you are and how this affects their ability to compete with you. Further, tell us what consideration you have given to addressing the risks related to bundled services and your ability competitively to provide them.

Response: Per the Staff’s request, Valor has amended the prospectus by revising the risk factor noted by the SEC regarding multiple competition risks by separating such risk factor into four (4) distinct risk factors, each of which discussing how such risk particularly affects Valor and/or Windstream.
The Transactions, page 31
The Spin-Off, page 31
9.	We note your response to our prior comment 20. In the third bulleted point, state the aggregate dollar amount of the principal of the outstanding Alltel debt securities involved in the contemplated exchange, if the amount is not “approximately $1.538 billion,” and also state whether the contemplated exchange is required by the terms of the outstanding Alltel debt securities.

Response: Per the Staff’s request, Valor has amended the prospectus by revising the third bullet on page 34. With respect to the amount of Alltel’s debt securities involved in the exchange, the amount of such debt securities will equal approximately $1.538 billion.
Background of the Merger, page 34
10.	In response to our prior comment 24, you state that the September 28, 2005 “analyses were for the purpose of preparing Valor’s bid and for the negotiation of a final agreement.” The analyses were part of Wachovia Securities’ presentation to Valor’s management and board members. We also note the next event described in this section on page 35 is the October 10, 2005 Valor board meeting where the board authorized Valor’s submission of a bid to Alltel. Therefore it is not apparent why the analyses would not be Item 4(b) reports and why their disclosure is not relevant to investors in understanding how the board arrived at its decision. Similarly, it remains unclear why

Wachovia Securities’ discussion with the Special Finance Committee on October 14, 2005 does not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Please advise.
Response: The meetings between Wachovia Securities and Valor’s management and Board in September, October and the first part of November were for the purposes of preparing a bid and negotiating an agreement and the structuring of a possible transaction with Alltel. During this time it was not clear that a transaction would even take place between Valor and Alltel as Alltel had not yet selected Valor as the final bidder and, as time went on, the parties then had to negotiate the final merger agreement. The work performed by Wachovia Securities during this time was financial advice given to Valor with respect to preparing the bid and negotiating the merger agreement. Item 4(b) of Form S-4 was not intended to capture mere advice rendered in the preparation of an agreement and, in particular, as part of negotiations. While it is important that investors understand the process of how the Board arrived at its decision, disclosure of every detail of the advice given during negotiations and the structuring process is unnecessary and may be also be misleading as the negotiation process is fluid, often complex and sometimes concludes with results that are different than the advice rendered. Item 4(b) was not intended to capture the details of the negotiation process. The Staff’s suggestion that this financial advice comes within the meaning of Item 4(b) is a rather broad application of this provision and a significant departure from past practice particularly in a transaction not subject to Rule 13e-3.

However, in the event the Staff disagrees with our view that the financial advice discussed above does not constitute Item 4(b) reports, the financial advice did not materially differ from the financial analyses used in rendering the fairness opinion and therefore separate disclosure of the financial advice is unnecessary and not required. We believe the revisions to the disclosure made in response to Comment 11 should address the Staff’s concerns raised in this Comment 10.

11.	To the extent the preliminary presentations made by Wachovia Securities’ throughout November 2005 and on December 6, 2005 did not materially differ from its final presentation, please revise your references to those earlier presentations to so state.

Response: Per the Staff’s request, Valor has revised the disclosure on page 42 and 46 of the prospectus.
Valor’s Reasons for the Merger, page 35
12.	Please set forth in the prospectus the objective support you offer in response to our prior comment 26.
Response: Per the Staff’s request, Valor has amended the prospectus by revising the section titled “Valor’s Reasons for the Merger” beginning on page 44 to include the objective support offered in response to prior comment 26.

Opinion of Valor’s Financial Advisor—Wachovia Securities, page 42
Opinion of Valor’s Financial Advisor—Bear Stearns, page 50
13.	We note your response to our prior comment 30; however, we believe that inclusion of the projections considered by the advisors could assist stockholders in understanding how the advisors reached the conclusions they presented to the board. Please include the projections or address in your response letter how the projections are not material in assisting stockholders in understanding the advisors’ and ultimately the boards’ conclusions regarding the proposed transactions.

Response: Although we respectfully disagree with the Staff’s comment, in order to expedite the process, Valor will include as an annex to the next amendment to the S-4 the projected financial information that Valor provided to Alltel and Alltel’s financial advisors and a summary of the projected financial information that Alltel gave to Valor and Valor’s financial advisors. These projections are not in the current amendment to the S-4, as Alltel, Valor and their respective advisors required additional time to review the new financial data prior to the disclosure thereof. Valor elected to file the current amendment to the S-4 without such projections to allow the SEC to begin its review of all other changes made to the prospectus in response to the SEC’s comments.

Please note the parties’ intend to file a summary of the projected financial information Alltel provided to Valor and its financial advisors. The projections provided by Alltel contained the same summary information the parties are proposing to attach to the S-4 along with much more detailed information regarding Alltel’s wireline segment. The summary information that will be disclosed in the S-4 contains the consolidated numbers and core wireline data for Alltel which will be more meaningful to stockholders than the detailed information the parties are requesting be excluded. The additional detailed information, however, will be disclosed to stockholders in the S-4 on an aggregate basis as part of the summary information.

This additional detailed information regarding Alltel’s wireline segment contains confidential proprietary information that has not been publicly disclosed and is not required to be publicly disclosed by any state or federal governmental authority. This data was provided by Alltel to Valor and its financial advisors on a confidential basis solely in connection with the proposed transaction and has been treated as such to date. Disclosure of this information could enable competitor, supplier or prospective customer of Alltel or Windstream to derive valuable information as to Alltel and Windstream’s allocations of expenses and depreciation and other sensitive financial information which could reasonably be expected to harm the business and competitive interests of Alltel and Windstream. Any harm to Alltel or Windstream as a result of the disclosure of this information could cause the market price for Alltel and Windstream securities to decline, ultimately adversely impacting their respective stockholders.

In addition, much of the detailed information included in the Alltel projected financial information that the parties would like to exclude from the S-4 is presented in a non-GAAP format. The consolidated data and core wireline data presentation also contains certain non-GAAP information the parties would like to exclude from the summary section to be included in the S-4. Disclosure of such information in a Securities Act filing would require that such numbers be reconciled to a comparable GAAP measure. Neither the Valor’s advisors nor its board members were presented with such reconciliation. Therefore, by virtue of including this information in the S-4, stockholders will have additional information not available and therefore not considered by the advisors or board of directors of Valor in reaching their conclusions regarding the proposed transaction.

The parties respectfully submit that a summary of the Alltel projected financial information will be sufficient in assisting its stockholders in understanding Valor’s advisors and board’s conclusions regarding the transactions. The additional detailed information will not give stockholders a better understanding of these conclusions than the consolidated information set forth in the summary presentation. Furthermore, stockholders will ultimately benefit from this detailed information as it is aggregated in the summary presentation. The parties also respectfully submit that any benefit to stockholders in reviewing the information will be greatly outweighed by the potential harm such disclosure could have to Alltel and Windstream’s business and competitive interests and possibly to their respective stockholders.

The parties will attach the projected financial information as an Annex to the prospectus and refer the reader to the Annex in each instance where such projections are discussed in the prospectus. To assist the Staff in considering this approach to disclosing the projections, the parties have attached to this letter the projected financial information that Valor provided to Alltel and Alltel’s financial advisors and the projected financial information that Alltel gave to Valor and Valor’s financial advisors as Exhibit A and Exhibit B, respectively. We have also attached as Exhibit C the summary of the Alltel projected financial information we are proposing to include in the S-4 in lieu of the entire presentation.

14.	Please revise to delete the inappropriate disclaimer of responsibility appearing in Wachovia Securities’ opinion letter attached as Annex D-1. See prior comment 32.

Response: Per the Staff’s comment and Wachovia counsel’s conversation with the Staff today, Wachovia Securities has revised its opinion letter accordingly.

15.	Ensure that you have described all material relationships, including loans or other indebtedness, that have existed during the past two years or are mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Wachovia Securities and Alltel or Valor.

Response: Per the Staff’s request, Valor confirmed that the disclosures in the “Opinion of Valor’s Financial Advisor — Wachovia Securities” beginning on page 54 reflect all such material relationships.
Dividend Policy of Windstream, page 65
16.	We note your response to our prior comment 40, but it does not appear that the disclosure is on page 66. Expand the second bullet point on page 65, where you discuss the factors that may lead to Windstream’s not paying dividends following the merger, to disclose Windstream’s expected pro forma leverage ratio following the merger.

Response: Per the Staff’s request, Valor has revised the prospectus by including a new sentence in the second bullet on page 70. However, please note that the revised disclosure does not include the expected pro forma leverage ratio, rather what the maximum pro forma leverage ratio is expected to be. Valor respectfully submits that such disclosure will be as meaningful to stockholders as an actual projected pro forma leverage ratio in that such disclosure will inform stockholders that Valor expects to be permitted to pay dividends under the terms of its credit facility and provides a more conservative picture than an expected projected leverage ratio. Valor requests that no projected pro forma leverage ratio be required given that such information, like any projected financial information, though prepared in good faith, is speculative in nature and would not provide any additional information that is material to investors in the context of assessing Windstream’s anticipated compliance with the leverage ratio.

17.	You state on page 70 that “Windstream will be limited in its ability to take certain action with respect to dividends, with an exception for dividends up to the sum of excess free cash flow . . .” Explain what “the sum of excess free cash flow” means under the senior secured credit facilities.

Response: Per the Staff’s request, Valor has revised the prospectus by including a new sentence in the first paragraph under the heading “Senior Secured Credit Facilities” beginning on page 75.
Conditions to the Completion of the Merger, page 81
18.	We note that the exhibit you filed as Exhibit 99.5 contains only a draft solvency and surplus opinion by Duff & Phelps, LLC. Please confirm in your response letter that you will file a final solvency and surplus opinion prior to effectiveness of the registration statement or in a post-effective amendment at closing.

Response: Valor will file a final solvency and surplus opinion of Duff & Phelps, LLC prior to effectiveness of the registration statement.
Additional Agreements Related to the Spin-Off and the Merger, page 92

Shared Assets and Shared Contracts Agreements, page 97
19.	We note your response to our prior comment 45. Please also disclose the general nature of the expected shared assets and contracts.

Response: Per the Staff’s request, Valor has revised the prospectus by including a new paragraph under the heading “Shared Assets and Shared Contracts Agreements” beginning on page 102.
Unaudited Pro Forma Combined Condensed Financial Information, page 156
20.	We note your response to our prior comment 53. Clearly disclose the items that you are not yet able to include in the pro forma table of contractual obligations and state why changes in operating and capital lease obligations, purchase obligations and other long-term liabilities cannot be estimated for inclusion in the table. We may have further comments.

Response: Per the Staff’s request, Valor has revised the prospectus by revising Footnote (p) to the Unaudited Pro Forma Combined Condensed Financial Information on page 171.
The Annual Meeting, page 167
Proposal 2. Amendment of the Valor Organizational Documents, page 172
21.	We note your response to our prior comment 53. Your proposal to create a classified board appears to be new significant information for Valor stockholders in that the proposed change impacts the frequency with which they may choose the individuals that direct Valor’s business and affairs. Please unbundle here, in the letter to stockholders, and in the proxy card, this proposal so that Valor shareholders may separately consider the charter and bylaws changes that will provide for a classified board.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the letter to stockholders, the proxy card and other relevant sections of the Registration Statement to make the amendment to the Company’s certificate of incorporation and bylaws to create a classified board of directors a separate matter for consideration at the Company’s stockholders’ meeting.
Exhibits
22.	We note your response to prior comment 57, but, unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) to omit particular schedules or exhibits to agreements. Rather, material contracts must be filed in their entirety. Therefore, please file the agreements, including the schedules and exhibits that you have not otherwise filed as their own separate exhibits. Also tell us when you expect to finalize the shared assets agreement and shared contracts agreement.

Response: Per the Staff’s request, Valor has refiled the material agreements, including the schedules and exhibits thereto. However, Valor and Alltel respectfully request that they be permitted to exclude Schedule V to the Employee Matters Agreement and Section 11 of Schedule 1.1(c) to the Distribution Agreement each of which includes only a list of names of individuals that are employees of Spinco and which will become employees of Windstream. The total number of names on these schedules exceeds 4000 and no other information is set forth therein. The parties value the privacy of their employees and, with the exception of directors, officers and certain other key employees, have taken measures not to disclose the name of these employees publicly. The parties feel that listing the names of each employee in the public domain serves no legitimate purpose, rather it opens such individuals up to unwanted solicitations (a third party would simply need to add “windstream.com” and would have the email addresses of over 4000 employees) and increases the possibility that these individuals could be the target of identity theft. In addition, the parties respectfully request that they be permitted to exclude Schedule 1.1(c)(9) to the Distribution Agreement which includes a list of pending litigation claims involving Spinco and settlement strategies and legal theories regarding the same. The parties believe that disclosure of such information would compromise Spinco’s position with respect to such cases and ultimately result in unfavorable outcomes. The unfavorable outcome of each of these cases would undoubtedly harm the commercial and financial position of Spinco and, following completion of the merger, Windstream.

With respect to the shared assets agreement and shared contracts agreement, it is currently anticipated that these agreements will be executed immediately prior to closing and will likely not be finalized prior to mailing the prospectus.
Exhibit 5.1
23.	We note that counsel limits its opinion to the “General Corporation Law of the State of Delaware” with respect to Delaware law. Confirm to us in writing that the reference to “General Corporation Law of the State of Delaware” concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. File this written confirmation as part of your correspondence on EDGAR. See Item VIII.A.14 of the November 14, 2000 edition of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects” outline.

Response: Per the Staff’s request, Valor and its legal counsel hereby confirm that the reference to the “General Corporation Law of the State of Delaware” set forth in the counsel’s legal opinion concurs with the Staff’s understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

24.	We refer to the assumptions in the third paragraph of the opinion. Counsel may only assume that documents have been duly authorized, executed and delivered by parties other than Valor. Please revise.

Response: In response to the Staff’s comment, Valor has revised the third paragraph of the opinion and re-filed the opinion as Exhibit 5.1 to the Registration Statement.

EXHIBIT A
Projected Financial Information Provided by
Valor Communications Group, Inc. to
Alltel Corporation and Alltel’s Financial Advisors

Financial Model October 2005

Table of Contents Model Assumptions Historical and Projected Income Statements Revenue Build-Up Cost Build-Up Balance Sheet Information Cash Flow Statements Schedule of Federal Tax Assets

Model Assumptions Access Lines Valor has forecast access line losses based on its historical experience and current and expected competitive dynamics in its markets. The following types of acquisition and retention campaigns and programs will help mitigate access line loss: Integrated Local Service, Verticals, LD and Data bundle offers. DSL/2nd line program. Dedicated additional line acquisition programs, second line and multi-line bundles. Dish Network bundle. Campaigns to drive continued migration of customer base from zero features, to a la carte, to bundles. Targeted win-back and retention programs.

Model Assumptions Local Revenue Local Services Revenue - Growth in local service revenue is directly attributable to access line growth or declines, while ARPU remains flat, adjusted for the loss of ELC in 2006. Vertical Services - Bundled special calling features have increased revenue over the last several years, and the increase in vertical services ARPU is attributable to migration of a la carte customers to higher revenue generating bundles. Valor will continue to convert existing customers to "bundle" customers through a variety of marketing and promotional activities. Because Valor is a Chapter 58 company in Texas, it is allowed to increase rates on a la carte pricing without regulatory approval. This should continue to lead to further migration of customers to bundles and increases in ARPU. Non-Recurring Charges ("NRCs") - Consist principally of installation, reconnection and premise trip charges. Projected to remain flat.

Model Assumptions Data Services By leveraging the ATM Core Network, Valor can be more competitive in selling data products. Growth of DSL customer base will be driven by increasing addressable market from 70% to 80% over time with technologies such as "extended DSL." By the end of 2008, projected DSL penetration of 24% of total access lines.

Model Assumptions Long Distance Long Distance - Forecast growth in subscribers offset by decreases in ARPU. Following significant growth through 2004, Valor anticipates continued, but slower, growth rates in LD. Valor expects mature LD penetrations in its markets to reach approximately 53% of its access lines. Other CPE - Revenue stream flat to slightly decreasing as data equipment costs decline. Directory - Valor currently publishes 52 in-region white and yellow pages phone books outsourced through the Berry Company, which sells advertising and publishes the books. Recent product enhancements and the introduction of electronic directories result in projected growth of 1% per year. Other - Includes UNE, E911, Billing and Collections, Paystation, Late Payment Charges, NSF Fees, Cname/LIDB and other miscellaneous revenue. Projected to remain flat.

Model Assumptions Access Revenue Generated from network access and government support. Interstate End User Revenue / Subscriber Line Charges ("SLC") - Assessed on all end user access lines based on customer class and geography, this revenue stream is forecast based on access lines. Model assumes the SLC is waived on 50% of the net DSL additions in accordance with Valor's ValueLine Plan marketing. Switched Access In recent years, Valor has experienced a decrease in Originating minutes of use ("MOUs") primarily as a result of increased wireless penetration coupled with the loss of access lines. Special Access - Based on historical trends, Valor has projected special access revenue to increase modestly throughout the projection period.

Model Assumptions USF Universal Service- Includes Texas state USF, High Cost Loop, CALLS USF and Local Switching Support. State USF - The largest source of Valor's USF revenue comes from the Texas state USF fund, representing 85% of the Universal Service category. Weighted average Texas USF per line is approximately $44-45 per month. While the regulations that govern the USF in Texas (PURA) sunset in 2005, it is anticipated that the subsidy will remain in place for the foreseeable future. Revenue from Texas USF is modeled flat as access lines in these exchanges have historically been stable.

Model Assumptions USF (cont'd) Federal USF High Cost Loop support is calculated by applying a percentage to the difference between Valor's average cost per loop and 115% of the national average cost per loop. Valor's cost per line has decreased while the national average has increased significantly due to wireless carriers becoming eligible for ETC status. Approximately 495,000 Valor lines are eligible for CALLS USF support, and the support is available only to Price Cap carriers operating in Price Cap carrier exchanges. The amount of support depends on LFAM and access lines. Valor will lose $4.4 million of Federal USF funding in 2005 (High Cost Loop support of $1.0 million and CALLS USF of $2.9 million) due to reduced costs and capital expenditures.

Model Assumptions Operating Expenses Cost of Sales - Valor has been able to reduce operating costs through discontinuing the use of contractors and reducing personnel as a result of targeted capital expenditures. Network modernization should help maintain operating expense on a per access line basis. Projections assume cost of sales will remain relatively flat as Valor will continue to reduce costs where possible through automation, headcount reduction and general continued streamlining of the business. This decrease will be offset by union pay scale increases and the increase in long distance costs as that revenue stream grows. Selling, General & Administrative ("SG&A") - Valor has projected SG&A expense to decrease in 2005 due to planned reductions of headcount and the absence of non-recurring items that occurred in 2004. The Company expects to continue to reduce expenses and automate procedures.

INCOME STATEMENT ($MM)

	2003A	2004A	2005E	2006P	2007P	2008P
TOTAL REVENUE	$497.3	$507.3	$504.3	$500.7	$497.6	$492.0
% Growth	3.6%	2.0%	(0.6%)	(0.7%)	(0.6%)	(1.1%)
COST OF SALES	106.4	105.0	105.3	103.8	104.0	102.9

GROSS PROFIT	$390.9	$402.3	$399.0	$396.9	$393.6	$389.1
% Margin	78.6%	79.3%	79.1%	79.3%	79.1%	79.1%
Customer Operations	$57.4	$54.4	$53.1	$52.2	$52.9	$51.9
Sales & Marketing	15.3	16.8	16.6	17.1	17.3	17.3
G&A	54.2	68.1	71.1	66.0	63.7	62.1

Total SG&A	$127.0	$139.3	$140.8	$135.3	$134.0	$131.3
% of Revenue	25.5%	27.5%	27.9%	27.0%	26.9%	26.7%
TOTAL EXPENSES	$233.4	$244.3	$246.1	$239.1	$238.0	$234.2
EBITDA	$263.9	$263.0	$258.2	$261.5	$259.6	$257.7
% Margin	53.1%	51.9%	51.2%	52.2%	52.2%	52.4%
% Growth	13.5%	(0.3%)	(1.8%)	1.3%	(0.8%)	(0.7%)
Depreciation	81.6	86.5	90.3	78.8	76.9	73.1
Other	2.2	93.8	36.8	0.0	0.0	0.0
Interest	119.2	110.3	76.7	78.2	77.9	77.2

EBT	$60.9	($27.5)	$54.4	$104.5	$104.7	$107.5

Taxes	2.5	0.7	16.5	39.0	39.1	40.1

Tax Rate	4.1%	(2.4%)	30.4%	37.3%	37.3%	37.3%

Net Income	$58.4	($28.1)	$37.8	$65.5	$65.6	$67.4
Bridge Between Audited and Normalized EBITDA:
EBITDA — Audit/Budget	$263.9	$263.0	$258.2	$261.5	$259.6	$257.7
Plus/(Minus):
Worldcom Charges	($3.4)	—	—	—	—	—
Restructuring Charges	—	—	—	—	—	—
Termination Benefits	—	0.6	—	—	—	—
Non-Recurring Deal Expenses	—	10.1	0.5	—	—	—
IPO Related Cash Compensation	—	—	2.5	1.1
Non-Cash Stock Compensation	1.2	1.4	12.8	9.0	9.0	9.0
ELC	—	(1.6)	—	—	—	—
WCAS Management Fee	1.0	1.0	—	—	—	—

Adjusted EBITDA	$262.7	$274.5	$274.0	$271.7	$268.6	$266.7
% Margin	52.8%	54.1%	54.3%	54.3%	54.0%	54.2%
REVENUE CLASSIFICATION PER S-1:

	2003A	2004A	2005E	2006P	2007P	2008P

Local Revenue	$156.4	$158.4	$152.9	$149.0	$145.0	$142.9
Data	21.0	25.2	34.0	42.3	48.3	49.6
LD	30.8	38.3	40.9	40.7	40.4	39.1
Other	37.4	38.4	42.0	40.1	40.2	40.4
Access	132.0	126.8	119.3	114.9	110.5	107.2
USF	119.7	120.0	115.3	113.7	113.2	112.8

Total	$497.3	$507.3	$504.3	$500.7	$497.6	$492.0

REVENUE BUILD UP ($MM)

	2003A	2004A	2005E	2006P	2007P	2008P

Total Access Lines (EOY)	556,745	537,002	519,800	503,160	491,064	481,400

growth %	-2.5%	-3.5%	-3.2%	-3.2%	-2.4%	-2.0%

Company Official Line (EOY)	13,248	14,344	14,452	14,452	14,452	14,452

growth %	NA	8.3%	0.8%	0.0%	0.0%	0.0%

State USF Elligible Lines (EOY)	183,927	181,989	183,354	183,354	183,354	183,354

growth %	NA	-1.1%	0.8%	0.0%	0.0%	0.0%

LOCAL:
Access Lines	556,745	537,002	519,800	503,160	491,064	481,400
Monthly ARPU	$14.6	$15.3	$15.0	$14.5	$14.5	$14.5

Local Services Revenue (1)	$99.1	$100.1	$94.9	$90.5	$86.5	$84.6
% growth	-2.2%	1.0%	-5.2%	-4.7%	-4.4%	-2.2%

VERTICAL SERVICES:
Total Access Lines	556,745	537,002	519,800	503,160	491,064	481,400
Monthly ARPU	$7.30	$7.67	$8.04	$8.40	$8.65	$8.80

Vertical Services Revenue (1)	$49.4	$50.3	$51.0	$51.6	$51.6	$51.3
% growth	22.1%	1.8%	1.4%	1.1%	0.1%	-0.5%

LONG DISTANCE:
End of Period Subscribers	188,526	216,436	236,000	243,080	249,157	254,140
% growth		14.8%	9.0%	3.0%	2.5%	2.0%
ARPU	NA	$13.91	$13.00	$12.75	$12.50	$12.00
LD Penetration		40.3%	45.4%	48.3%	50.7%	52.8%

LD Subscriber Revenue (2)	$26.9	$36.1	$36.8	$37.2	$37.4	$36.6
% growth	59.2%	34.3%	1.9%	1.0%	0.5%	-2.1%

ILEC Toll	$3.9	$2.2	$4.1	$3.5	$3.0	$2.5
% growth	-36.3%	-43.6%	87.0%	-14.6%	-14.3%	-16.7%

Total LD Revenue	$30.8	$38.3	$40.9	$40.7	$40.4	$39.1
% growth	33.8%	24.6%	6.7%	-0.5%	-0.8%	-3.2%

	2003A	2004A	2005E	2006P	2007P	2008P

CPE:
Total CPE Revenue	$5.9	$5.1	$5.9	$5.9	$5.9	$5.9
% growth	-32.7%	-13.1%	14.6%	0.0%	0.0%	0.0%

DATA:
DSL Qualified Lines (4)	NA	296,962	363,860	367,307	373,209	385,120
Qualified Coverage %		55.3%	70.0%	73.0%	76.0%	80.0%

End of Period Subscribers	8,779	22,884	52,244	83,590	104,488	114,937
% growth	NA	160.7%	128.3%	60.0%	25.0%	10.0%
ARPU	NA	$39.5	$33.4	$28.0	$25.0	$22.0

DSL Penetration Over Total Lines	NA	4.3%	10.1%	16.6%	21.3%	23.9%

DSL Subscriber Revenue	$3.3	$7.5	$15.1	$22.8	$28.2	$29.0
% growth	NA	123.8%	100.9%	51.6%	23.6%	2.7%

Other Data	17.6	17.7	18.9	19.5	20.1	20.7
% growth	NA	0.3%	6.8%	3.0%	3.0%	3.0%

Total Data Revenue	$21.0	$25.2	$34.0	$42.3	$48.3	$49.6
% growth	1.2%	20.2%	34.5%	24.5%	14.1%	2.8%

DIRECTORY:
Total Directory Revenue	$11.4	$11.3	$12.3	$12.4	$12.6	$12.7
% growth	19.5%	-1.4%	9.2%	1.0%	1.0%	1.0%

NON-RECURRING CHARGES:	$7.9	$8.0	$6.9	$6.9	$6.9	$6.9
% growth	49.1%	1.2%	-13.1%	0.0%	0.0%	0.0%
Note:
(1)	Based on average access lines.

(2)	Based on average LD customers.

(3)	Represents lines in a market with DSL equipment.

(4)	Represents lines in a market within the required loop length to receive DSL.

REVENUE BUILD UP ($MM)

	2003A	2004A	2005E	2006P	2007P	2008P
END USER (SLC):

End User (SLC)	$41.8	$43.9	$41.0	$40.0	$38.8	$38.3
Access Lines	NA	537,002	511,800	487,487	480,615	476,176
Rate	NA	$6.82	$6.68	$6.68	$6.68	$6.68

Total End User (SLC)	$44.0	$43.9	$41.0	$40.0	$38.8	$38.3

SWITCHED ACCESS:

Switched Access	$50.4	$51.0	$47.0	$43.2	$39.8	$36.6
% growth	NA	NA	-9.9%	-8.0%	-8.0%	-8.0%
MOU (MM)	NA	2,390	2,152	1,980	1,821	1,676
Rate	NA	$0.02134	$0.02184	$0.02184	$0.02184	$0.02184

Total Switched Access	$55.6	$51.0	$47.0	$43.2	$39.8	$36.6

SPECIAL ACCESS:

Special Access	$31.7	$31.9	$31.3	$31.6	$31.9	$32.2
% growth	NA	NA	0.0%	1.0%	1.0%	1.0%
Circuits	NA	7,575	7,575	7,651	7,727	7,805
Rate	NA	$4,214	$4,132	$4,132	$4,132	$4,132

Total Special Access	$32.4	$31.9	$31.3	$31.6	$31.9	$32.2

UNIVERSAL SERVICE:

Valor I:
Texas USF	NA	$99.0	$97.7	$98.0	$98.0	$98.0
TX State Lines	183,927	181,989	183,354	183,354	183,354	183,354
Monthly State Rate	NA	$45.09	$44.56	$44.56	$44.56	$44.56

Calls USF	NA	$11.8	$9.9	$8.7	$8.5	$8.3
Calls Eligible State Lines	NA	490,081	409,492	396,383	386,854	379,241
Calls Rate	NA	$1.83	$1.83	$1.83	$1.83	$1.83

High Cost Loop	NA	$1.1	$1.1	$1.1	$1.1	$1.1
High Cost Switching Support	NA	2.8	2.9	2.4	2.2	2.1

Total Valor I USF	$114.8	$114.7	$111.5	$110.2	$109.9	$109.5

Kerrville:
Texas USF	NA	3.2	3.0	2.7	2.6	2.5
Calls USF	NA	(0.0)	0.0	0.0	0.0	0.0
High Cost Loop	NA	0.7	0.0	0.0	0.0	0.0
High Cost Switching Support	NA	0.6	0.3	0.3	0.3	0.3
Other Support	NA	1.0	0.4	0.4	0.4	0.4

Total Kerrville USF	$4.9	$5.5	$3.8	$3.5	$3.3	$3.3

Total Universal Service	$119.7	$120.0	$115.3	$113.7	$113.2	$112.8

OTHER:

Wholesale	NA	$6.1	$5.6	$5.6	$5.6	$5.6

E911	NA	$0.8	$0.9	$0.9	$0.9	$0.9

Billings and Collections	NA	$1.6	$1.5	$1.5	$1.5	$1.5

Paystations	NA	$0.2	$0.3	$0.3	$0.3	$0.3

Late Payment Penalty NSF	NA	$4.2	$3.7	$3.7	$3.7	$3.7

CNAME and LIDB	NA	$1.3	$0.7	$0.7	$0.7	$0.7

USF pass-through (Expense in G&A)	$4.5	$6.0	$7.9	$7.9	$7.9	$7.9

Other	NA	$1.7	$1.2	$1.2	$1.2	$1.2

Total Other	$20.1	$22.0	$23.8	$21.8	$21.8	$21.8

COST OF SALES BUILD UP ($MM)

	2003A	2004A	2005E	2006P	2007P	2008P
OPERATIONS:

Union FTE (EOY) (1)	767	515	500	500	496	481
$ / FTE ($000s)	NA	$49.8	$48.4	$51.2	$54.3	$57.6
Operations — Labor	$41.4	$25.6	$24.6	$25.6	$27.0	$28.1
$/FTE growth			4.8%	5.8%	6.0%	6.0%

Non-Union FTE (EOY) (1)	NA	190	186	175	169	154
$ / FTE ($000s)	NA	$94.9	$98.6	$98.6	$98.6	$98.6
Operations — Labor	NA	$18.0	$18.5	$17.8	$17.0	$15.9
$/FTE growth	NA	NA	4.8%	0.0%	0.0%	0.0%

Contractor Expense	$4.6	$3.5	$3.5	$3.5	$3.4	$3.4
% Growth	NA	-23.8%	-0.2%	-1.0%	-1.0%	-1.0%

Property & Overhead	$12.0	$11.6	$12.7	$12.6	$12.4	$12.3
% Growth	NA	-3.0%	9.1%	-1.0%	-1.0%	-1.0%

Ops/Network Expense	$20.7	$18.4	$16.4	$15.6	$15.2	$14.7
% Growth	NA	-11.1%	-10.7%	-4.8%	-2.8%	-3.5%

Other Operating Expense	$2.2	$1.9	$2.1	$2.1	$2.1	$2.1

Total Ops / Engineering Expense	$80.9	$79.1	$77.9	$77.2	$77.2	$76.5

LONG DISTANCE COGS:

Total Long Distance Revenue	NA	$38.3	$40.9	$40.7	$40.4	$39.1
% Gross Margin	NA	56.4%	59.1%	61.0%	60.0%	60.0%

LD COGS	$14.6	$16.7	$16.7	$15.9	$16.1	$15.6

CPE COGS:

CPE Revenue	NA	$5.1	$5.9	$5.9	$5.9	$5.9
% Gross Margin	NA	36.8%	64.4%	64.4%	64.4%	64.4%

CPE COGS	$3.1	$3.3	$2.1	$2.1	$2.1	$2.1

OTHER COGS:

ISP	$0.9	$1.5	$2.9	$2.9	$2.9	$2.9
Settlements	5.4	4.5	5.5	5.5	5.5	5.5
Other Network Expense	1.5	0.0	0.2	0.2	0.2	0.2

Total Other COGS	$7.8	$5.9	$8.6	$8.6	$8.6	$8.6

TOTAL COST OF SALES	$106.4	$105.0	$105.3	$103.8	$104.0	$102.9

(1)	Specific breakdown between union and non-union is not available.

SG&A ($MM)

	2003A	2004A	2005E	2006P	2007P	2008P
S&M:

Union FTE (EOY) (1)	92	33	33	35	35	35
$ / FTE ($000s)	NA	$42.4	$50.6	$52.1	$53.7	$55.3
S&M — Labor	$6.7	$1.4	$1.7	$1.8	$1.9	$1.9
$/FTE growth	NA	NA	3.0%	3.0%	3.0%	3.0%

Non-Union FTE (EOY) (1)	NA	39	43	45	45	45
$ / FTE ($000s)	NA	$131.0	$112.2	$112.2	$112.2	$112.2
S&M — Labor	NA	$5.1	$4.6	$4.9	$5.1	$5.1
$/FTE growth	NA	NA	3.0%	0.0%	0.0%	0.0%

Outsourced Telemarketing	$0.6	$3.6	$3.2	$3.2	$3.2	$3.1
% Growth	NA	493.9%	-9.4%	-1.0%	-1.0%	-1.0%

Property & Overhead	$0.6	$0.6	$0.6	$0.6	$0.5	$0.5
% Growth	NA	7.7%	-13.5%	-1.0%	-1.0%	-1.0%

Miscellaneous	$0.4	$0.7	$0.0	$0.0	$0.0	$0.0
% Growth	NA	74.1%	-94.5%	-1.0%	-1.0%	-1.0%

Advertising & Promotion	$7.0	$5.4	$6.5	$6.6	$6.7	$6.6
% Growth (Mktg Revenue)	NA	-23.7%	21.1%	1.8%	0.7%	-0.8%

Total Sales & Marketing	$15.3	$16.8	$16.6	$17.1	$17.3	$17.3

CUSTOMER OPS :

Union FTE (EOY) (1)	541	352	309	308	306	301
$ / FTE ($000s)	NA	$50.3	$51.6	$53.6	$55.8	$58.0
Customer Ops — Union Labor	$28.0	$17.7	$17.0	$16.5	$17.1	$17.6
$/FTE growth			2.5%	4.0%	4.0%	4.0%

Non-Union FTE (EOY) (1)	NA	117	111	109	107	102
$ / FTE ($000s)	NA	$79.2	$80.3	$83.5	$86.8	$90.3
Customer Ops — Non-Union Labor	NA	$9.3	$9.1	$9.2	$9.4	$9.4
$/FTE growth	NA	NA	1.3%	4.0%	4.0%	4.0%

Property & Overhead	$3.2	$3.0	$2.6	$2.5	$2.5	$2.5
% Growth	NA	-6.5%	-11.2%	-5.0%	-1.0%	-1.0%

Alltel:	$ContractRate/Line:	$25.97	NA	$26.80	$26.80	$26.38
Monthly Contract Rate	NA	$14.2	$14.2	$14.2	$14.2	$12.7
Variable Staff	NA	1.5	1.8	1.5	1.5	1.5
Postage	NA	1.9	1.9	1.9	1.9	1.9
Total Alltel Charges	$21.1	$17.6	$17.9	$17.6	$17.6	$16.1
% Growth	NA	-16.8%	1.6%	-1.5%	0.0%	-8.5%

UDP charges	$0.7	$1.0	$0.0	$0.0	$0.0	$0.0

Collections	$2.9	$3.3	$3.0	$2.9	$2.9	$2.9
% Growth	NA	13.9%	-11.0%	-1.0%	-1.0%	-1.0%

Other Call Center Ops Expense	$1.5	$2.5	$3.4	$3.4	$3.4	$3.4

Total Call Center	$57.4	$54.4	$53.1	$52.2	$52.9	$51.9

(1)	Specific breakdown between union and non-union is not available.

SG&A ($MM)

	2003 A	2004 A	2005 E	2006 P	2007 P	2008 P
BAD DEBT:

Total Revenue	NA	$507.3	$504.3	$500.7	$497.6	$492.0
% Bad Debt	NA	0.9%	1.0%	1.0%	1.0%	1.0%

Bad Debt Expense	$3.3	$4.4	$5.0	$5.0	$4.9	$4.9

OPERATING TAXES:

Operating Taxes	$12.8	$12.6	$13.8	$14.1	$14.3	$14.6
% Growth	NA	-1.7%	9.7%	2.0%	2.0%	2.0%

CORPORATE G&A:

Union FTE (EOY) (1)	NA	7	7	7	7	7
$ / FTE ($000s)	NA	$99.9	$73.8	$75.6	$77.9	$80.3
Corp — Labor	$17.4	$0.7	$0.5	$0.5	$0.5	$0.6
$/ FTE growth			-26.2%	2.5%	3.0%	3.0%

Non-Union FTE (EOY) (1)	154	130	121	101	85	75
$ / FTE ($000s)	NA	$167.9	$126.7	$126.7	$126.7	$126.7
Corp — Labor	NA	$21.8	$15.9	$14.1	$11.8	$10.1
$/ FTE growth	NA	NA	-24.6%	0.0%	0.0%	0.0%

Legal Fees	$2.2	$1.7	$1.8	$1.7	$1.6	$1.5
% Growth	NA	-22.7%	5.2%	-5.0%	-5.0%	-5.0%

Insurance/ bank fees	$3.3	$3.1	$3.1	$3.0	$2.9	$2.8
% Growth	NA	-3.7%	-1.1%	-5.0%	-3.0%	-1.0%

Contractors	$6.0	$6.7	$6.7	$6.4	$6.2	$6.1
% Growth	NA	11.7%	0.1%	-5.0%	-2.0%	-2.0%

Regulatory Taxes	$2.2	$2.5	$1.4	$1.4	$1.4	$1.4
% Growth	NA	12.0%	-45.0%	0.0%	0.0%	0.0%

USF pass-through (Regulatory in NM other)	$4.5	$6.0	$7.9	$7.9	$7.9	$7.9
% Growth	NA	33.5%	31.6%	0.0%	0.0%	0.0%

Public Company Costs	$0.0	$6.5	$1.6	$2.5	$2.5	$2.6
% Growth	NA	NA	-75.4%	56.3%	1.0%	1.0%

WCAS Management Fee	$1.0	$1.0	—	—	—	—

Property & Overhead	NA	NA	0.7	0.7	0.7	0.7

Outlook Adjustment

IPO Compensation (Non-Cash)	NA	NA	12.8	9.0	9.0	9.0

Total Corporate G&A	$38.2	$51.1	$52.3	$47.0	$44.5	$42.6

TOTAL SG&A	$127.0	$139.3	$140.8	$135.3	$134.0	$131.3

(1)	Specific breakdown between union and non-union is not available.

FTE SUMMARY ($MM)

	2004 A	2005 E	2006 P	2007 P	2008 P
UNION

Union FTE’s (EOY)
Operations	515	500	500	496	481
Sales & Marketing	33	33	35	35	35
Customer Operations	352	309	308	306	301
Corporate G&A	7	7	7	7	7

Total	907	849	850	844	824

Cumulative		(58)	(57)	(63)	(83)

Union FTE’s % Growth
Operations	NM	-2.9%	0.0%	-0.8%	-3.0%
Sales & Marketing	NM	0.0%	6.1%	0.0%	0.0%
Customer Operations	NM	-12.2%	-0.3%	-0.6%	-1.6%
Corporate G&A	NM	0.0%	0.0%	0.0%	0.0%

Total	NM	-6.4%	0.1%	-0.7%	-2.4%

Cumulative		-6.4%	-6.3%	-6.9%	-9.2%

NON-UNION

Non-Union FTE’s (EOY)
Operations	190	186	175	169	154
Sales & Marketing	39	43	45	45	45
Customer Operations	117	111	109	107	102
Corporate G&A	130	121	101	85	75

Total	476	461	430	406	376

Cumulative		(15)	(46)	(70)	(100)

Non-Union FTE’s % Growth
Operations	NM	-2.1%	-5.9%	-3.4%	-8.9%
Sales & Marketing	NM	10.3%	4.7%	0.0%	0.0%
Customer Operations	NM	-5.1%	-1.8%	-1.8%	-4.7%
Corporate G&A	NM	-6.9%	-16.5%	-15.8%	-11.8%

Total	NM	-3.2%	-6.7%	-5.6%	-7.4%

Cumulative		-3.2%	-9.7%	-14.7%	-21.0%

TOTAL

Total FTE’s (EOY)
Operations	705	686	675	665	635
Sales & Marketing	72	76	80	80	80
Customer Operations	469	420	417	413	403
Corporate G&A	137	128	108	92	82

Total	1,383	1,310	1,280	1,250	1,200

Cumulative		(73)	(103)	(133)	(183)

Total FTE’s % Growth
Operations	NM	-2.7%	-1.6%	-1.5%	-4.5%
Sales & Marketing	NM	5.6%	5.3%	0.0%	0.0%
Customer Operations	NM	-10.4%	-0.7%	-1.0%	-2.4%
Corporate G&A	NM	-6.6%	-15.6%	-14.8%	-10.9%

Total	NM	-5.3%	-2.3%	-2.3%	-4.0%

Cumulative		-5.3%	-7.4%	-9.6%	-13.2%

BALANCE SHEET ($MM)

	Fiscal Year Ending 12/ 31
Assets	2005 E	2006 P	2007 P	2008 P
Cash	$50.1	$50.1	$50.1	$50.1
Accounts Receivables	58.5	58.5	58.5	58.5
Inventory	1.6	1.6	1.6	1.6
Other Current Assets	7.4	7.4	7.4	7.4

Total Current Assets	117.7	117.7	117.7	117.7

Property, Plant and Equipment	1,079.2	1,129.2	1,179.2	1,229.2
Accumulated Depreciation	(344.1)	(422.9)	(499.9)	(572.9)

Property, Plant and Equipment, net	735.1	706.3	679.4	656.3

Investments and Other Assets	53.4	53.4	53.4	53.4
New Goodwill	1,058.2	1,058.2	1,058.2	1,058.2

Total Long-Term Assets	1,846.8	1,818.0	1,791.0	1,768.0

Total Assets	$1,964.5	$1,935.6	$1,908.7	$1,885.6

Liabilities and Equity
Accounts Payable	$7.1	$7.1	$7.1	$7.1
Accrued Liabilities	61.2	61.2	61.2	61.2
Accrued Income Taxes	10.2	10.2	10.2	10.2
Other Liabilities	15.3	15.3	15.3	15.3

Total Current Liabilities	93.7	93.7	93.7	93.7

Deferred Taxes	86.9	128.0	168.6	210.4
Other Liabilities	38.4	38.4	38.4	38.4

Term Loan	780.8	739.6	702.3	666.0
Valor Notes	400.0	400.0	400.0	400.0

Total Debt	1,180.8	1,139.6	1,102.3	1,066.0

Total Liabilities	$1,399.7	$1,399.7	$1,403.1	$1,408.5

Common Equity	$887.0	$786.0	$684.1	$582.2
Retained Earnings	(322.2)	(250.0)	(178.4)	(105.0)

Total Equity	$564.7	$535.9	$505.6	$477.1

Total Liabilities and Equity	$1,964.5	$1,935.6	$1,908.7	$1,885.6

CASH FLOW STATEMENT ($MM)

	2003 A	2004 A	2005 E	2006 P	2007 P	2008 P
EBITDA	$262.7	$274.5	$274.0	$271.7	$268.6	$266.7
Less: Cash Interest	109.4	113.5	76.7	78.2	77.9	77.2
Less: Cash Taxes	2.4	1.3	0.7	1.3	1.4	1.3
Less: Capital Expenditures	69.9	65.5	58.7	50.0	50.0	50.0
Less: Changes in Working Capital	0.0	(6.1)	0.0	0.0	0.0	0.0
Less: Other	0.0	0.0	6.4	0.0	0.0	0.0

Free Cash Flow before Dividends	81.1	100.3	131.4	142.1	139.2	138.2
Less: Dividends (1)	0.0	0.0	100.0	101.0	101.9	101.9

Free Cash Flow after Dividends	$81.1	$100.3	$31.4	$41.1	$37.3	$36.3

(1)	For 2005E, pro forma based on full year dividend; actual dividends to be paid will be $62.5MM.

NOL PROJECTION ($MM)

	Fiscal Year Ending 12/ 31
	2005 E	2006 P	2007 P	2008 P
EBT	$54.4	$104.5	$104.7	$107.5
Add: Book Depreciation	90.3	78.8	76.9	73.1

Earnings before Depreciation & Tax	144.7	183.3	181.6	180.6
Less: Depreciation	(90.3)	(78.8)	(76.9)	(73.1)
Less: Existing Goodwill Amortization (GTE acquisition)	(65.1)	(68.8)	(68.8)	(68.8)
Less: Tax Depreciation in Excess of Book	1.5	(8.2)	(2.7)	(3.5)
Less: Existing Goodwill Amortization (IPO)	(4.0)	(4.4)	(4.4)	(4.4)

Taxable Income/ <Loss>	($13.2)	$23.1	$28.8	$30.8
Federal NOLs Utilized	—	(23.1)	(28.8)	(30.8)

Net Taxable Income	(13.2)	—	—	—

Federal Taxes (incl AMT)	(0.3)	0.3	0.4	0.3
State Taxes	0.9	1.0	1.0	1.0

Total Cash Taxes	0.7	1.3	1.4	1.3

Beginning Fed NOL	$308.4	$281.0	$219.0	$167.0
Sec 382 Allowance	(27.4)	(62.0)	(52.0)	(43.0)

Remaining NOL Balance	281.0	219.0	167.0	124.0

Beginning NOL	—	(27.4)	(66.3)	(89.5)
Allowable Sec 382 NOL	(27.4)	(62.0)	(52.0)	(43.0)

Total Available NOL	(27.4)	(89.4)	(118.3)	(132.5)

Current Year TI/ Loss	—	23.1	28.8	30.8
NOL Utilized	—	23.1	28.8	30.8
Cumulative NOL Carryover	(27.4)	(66.3)	(89.5)	(101.7)
Note: Ignores impact of estimated $13.2MM taxable loss in 2005.

EXHIBIT B
Projected Financial Information Provided by
Alltel Corporation to Valor Communications Group, Inc.
and Valor’s Financial Advisors
CONFIDENTIAL TREATMENT REQUESTED BY VALOR COMMUNICATIONS
GROUP, INC. AND ALLTEL CORPORATION FOR PAGES B-2 THROUGH B-37

B-1

EXHIBIT C
Summary of Projected Financial Information Provided by
Alltel Corporation to
Valor Communications Group, Inc. and Valor’s Financial Advisors
to be Included in Prospectus

Financial Discussion
Supplemental

Alltel	November 2005

Financial Forecast Summary Assumptions
•	Bottoms-up model
—	Incorporates input from sales, marketing and operating groups
•	2006 forecast based on current 2006 budget

•	Access line trends based on current competitive tiering of lines by exchange

•	Financial reporting assumptions
—	ILEC revenue includes regulated portion of DSL revenue; remaining DSL revenue is captured in the Internet segment

—	Royalties from APC are included in ILEC revenue

•	Wireline Combined Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006
Revenue and sales:
Service revenues	$2,601	-3.4%	$2,540	-2.3%	$2,495	-1.8%	$2,434	-2.4%
Product sales	281	9.1%	285	1.6%	294	3.1%	302	2.9%

Total revenues and sales	2,881	-2.3%	2,825	-2.0	2,789	-1.3%	2,736	-1.9%

Operating expenses:
Cost of products sold	235	4.9%	230	-2.0%	234	1.8%	241	2.6%
Cost of services	855	-7.7%	858	0.4%	849	-1.0%	834	-1.8%
Selling, general and admin.	298	-4.9%	316	6.0%	314	-0.7%	307	-2.3%

Cash operating expenses	1,388	-5.2%	1,404	1.2%	1,398	-0.5%	1,382	-1.1%

Depreciation and amortization	519	-2.4%	499	-3.7%	499	0.0%	499	-0.1%

Operating income	$975	2.3%	$921	-5.5%	$892	-3.2%	$856	-4.1%

Operating margin	33.8%		32.6%		32.0%		31.3%

Access Lines	3,009	-2.8%	2,882	-4.2%	2,737	-5.0%	2,599	-5.0%
Net Access Line Loss	(86)		(128)		(145)		(138)

DSL Customers	243	59.0%	395	62.4%	547	38.5%	665	21.5%
Net DSL Additions	90		152		152		118
Long Distance Customers	1,771	5.4%	1,742	-1.6%	1,750	0.5%	1,732	-1.1%

Capital Expenditures	$333	-13.1%	$358	7.5%	$350	-2.3%	$325	-7.1%

Core Wireline Income Statement — Operating Income from Current Businesses
Multi-Year Forecast 2004-2008
($ in 000s)

	Actual	Actual	% Growth	Act/Fcst	% Growth	Forecast	% Growth	Forecast	% Growth
	2003	2004	Over 2003	2005	Over 2004	2006	Over 2005	2007	Over 2006
Revenue and sales:
Service revenues	2,399,697	2,384,886	-0.6%	2,341,062	-1.8%	2,291,234	-2.1%	2,237,707	-2.3%
Product sales	36,382	34,923	-4.0%	39,000	11.7%	41,909	7.5%	43,472	3.7%

Total revenues and sales	2,436,079	2,419,809	-0.7%	2,380,062	-1.6%	2,333,143	-2.0%	2,281,179	-2.2%

Operating expenses:
Cost of products sold	29,131	28,711	-1.4%	33,661	17.2%	34,720	3.1%	36,110	4.0%
Cost of services	737,162	704,333	-4.5%	718,131	2.0%	708,372	-1.4%	697,412	-1.5%
Selling, general and admin.	259,405	244,329	-5.8%	253,892	3.9%	250,442	-1.4%	244,209	-2.5%

Cash operating expenses	1,025,698	977,373	-4.7%	1,005,684	2.9%	993,534	-1.2%	977,731	-1.6%

Depreciation and amortization	526,508	516,445	-1.9%	496,935	-3.8%	495,790	-0.2%	495,845	0.0%

Operating income	883,873	925,991	4.8%	877,443	-5.2%	843,819	-3.8%	807,603	-4.3%

Operating margin	36.3%	38.3%		36.9%		36.2%		35.4%

Access Lines	3,095,635	3,009,388	-2.8%	2,881,516	-4.2%	2,736,569	-5.0%	2,598,818	-5.0%
Net Access Line Loss	(71,640)	(86,247)	20.4%	(127,872)	48.3%	(144,947)	13.4%	(137,751)	-5.0%

DSL Customers	153,028	243,325	59.0%	395,207	62.4%	547,451	38.5%	665,220	21.5%
Net DSL Additions	82,846	90,297	9.0%	151,882	68.2%	152,244	0.2%	117,769	-22.6%

Long Distance Customers

Capital Expenditures	378,632	331,969	-12.3%	357,000	7.5%	348,400	-2.4%	323,500	-7.1%

V. Financial Review

Wireline Financial Summary ($ in millions, lines in 000's)

Longer Term Forecasts - Key Operating Assumptions Acceleration of access line loss due to increased VoIP competition Competitive DSL pricing, bundles and advertising drives continued growth in broadband customers Satellite video services builds momentum and mitigates some access line loss 2005E 2006E 2007E Access lines 2882 2737 2599 DSL lines 395 547 665 Satellite 6 50 91 Growth: Access Lines (4.2%) (5.0)% (5.0)% DSL 62.4% 38.5% 21.5% Satellite N/M 733.0% 82.0%

Longer Term Forecasts - Core Wireline Revenue Outlook ARPU Basic line and network access ARPUs remain relatively flat DSL is the largest single driver of ARPU increases in 2006 - 2007 Feature ARPU increases with improved penetration Customer Revenue Revenue declines as a result of access line losses are partially offset by strong DSL growth, satellite video services, and CPE sales and features Network Access Declines accelerate in 2005 and 2006 largely due to significant drop in Intrastate territory traffic, which levels out somewhat in 2007 Originating access declining proportionate to access line Reduction in special access rates effective July 1, 2006, due to over earnings carry forward through 2007, offset slightly by increased sales of special circuits ARPU ($) 2005E 2006E 2007E ARPU ($) 67 69 71 YoY growth 2.1% 2.9% 3.0% Revenue ($mm) 2005E 2006E 2007E ARPU ($) 2380 2333 2281 YoY growth (1.6)% (2.0)% (2.2)%

Longer Term Forecasts - Core Wireline Profitability Metrics Continued focus on reducing cash costs Workforce continuously right-sized as access lines decline (14% overall reduction from beginning of 2005 to end of 2007) Cost of services declines over 1% in 2006 and 2007 Cost of products sold increases modestly for more aggressive enterprise sales SG&A expenses are relatively flat due to increases in advertising and promotions for DSL and Satellite offerings in a more competitive environment, offset by reductions in other cash costs

Longer Term Forecasts - Included CSS Outlook APC competes for advertising sales, offsetting revenue losses on existing customers with new business ACP grows non-affiliated sales combined with efficiencies in SG&A expenses AXN Retail Long Distance declines with loss of access lines, which had been offset in 2005 and 2006 with new rate plan charges ATS maintains key customer through 2007 with rate reductions offset by reduced expenses

Longer Term Forecasts - Alltel Wireline Capital Expenditure Assumptions Capex: per avg. line $122 $124 $122 Capex plan assumptions Aggressively Managing Capex to offset line pressure Investing in broadband and new technologies to mitigate competitive pressure 2005E 2006E 2007E Capex 358 350 325 DSL lines 350 450 550